Filed Pursuant to Rule 424(b)(3)
File No. 333-118519

PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus Dated November 22, 2004)

         $195,000,000

Digital River, Inc.

1.25% Convertible Senior Notes due January 1, 2024 and
4,425,486 Shares of Common Stock, Subject to Adjustments, Issuable Upon
Conversion of the Notes

        This prospectus supplement relates to the resale from time to time by the holders of our 1.25% Convertible Senior Notes due January 1, 2024 and the shares of common stock issuable upon conversion of the notes.

        You should read this prospectus supplement in conjunction with the prospectus dated November 22, 2004, and this prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The prospectus is to be delivered with this prospectus supplement. The terms of the notes and the common stock issuable upon conversion of the notes are set forth in the prospectus.

        Our common stock is quoted on The Nasdaq National Market under the symbol "DRIV." The last reported sale price of our common stock on April 21, 2005 was $29.52 per share.

        See "Risk Factors" beginning on page 4 of the prospectus to read about factors you should consider before buying the notes or our common stock.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus supplement or the prospectus or the documents incorporated by reference therein. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 22, 2005.

        The prospectus is hereby amended and supplemented to include in the table under the caption "Selling Securityholders" beginning on page 47 of the prospectus the information regarding the selling securityholders listed below. This information was furnished to us by the selling securityholders as of the date of this prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Common Stock Beneficially Owned(2)	Common Stock Offered(3)	Principal Amount of Notes Owned After Completion of Offering	Common Stock Owned After Completion of Offering
*Citadel Equity Fund Ltd. (7)	$49,500,000	1,123,392	1,123,392	(7)	(7)
*Continental Assurance Company (24)	$880,000	19,971	19,971	0	0
*BP Amoco Master Trust for Employee Pension Plans (25)	$4,400,000	99,857	99,857	0	0
*MSS Convertible Arbitrage 3 (25)	$220,000	4,992	4,992	0	0

*
Registered broker-dealer or affiliate of a registered broker-dealer.

(1)
Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their notes and common stock.

(2)
Unless otherwise noted, represents shares of common stock issuable upon conversion of notes.

(3)
Assumes conversion of all of a holder's notes at a conversion rate of 22.6948 shares per $1,000 principal amount of notes and cash payments in lieu of any fractional interest. This conversion rate, however, is subject to adjustment as described in the prospectus under "Description of the Notes—Conversion Rights—Adjustment of Conversion Price and Other Adjustments." As a result, the number of shares of common stock offered by each selling securityholder pursuant to this prospectus may increase or decrease in the future.

(7)
Citadel Limited Partnership ("Citadel LP") is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over the securities but disclaims beneficial ownership thereof. Kenneth C. Griffin indirectly controls Citadel LP and therefore has ultimate investment discretion over, but disclaims beneficial ownership of, the securities. Citadel Equity Fund Ltd. owns an additional $13,340,000 of registered notes, convertible into 302,748 shares of common stock. These additional notes and shares of common stock were acquired in registered transactions and therefore are not offered pursuant to this prospectus.

(24)
Voting and investment control is exercised by Dennis Hemme, Vice Presiddent of Continental Assurance Company. Continental Assurance Company is an affiliate of CNA Investor Services Inc., a registered broker-dealer.

(25)
Voting and investment control is exercised by Susan Christoph, Managing Director of FA Asset Management, the Investment Manager for BP Amoco Master Trust for Employee Pension Plans and MSS Convertible Arbitrage 3. BP Amoco Master Trust for Employee Pension Plans and MSS Convertible Arbitrage 3 are affiliates of First Albany Corporation, a registered broker-dealer.